October 22, 2007

Mr. Philip Rothenberg
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

  Re:   Wellentech Services, Inc.
           Amendment No. 4 to Form SB-2
           Filed on October July 24, 2007
           File No.  33-140236

Dear Mr. Rothenberg:

We represent Wellentech Services, Inc. (“Wellentech” or the “Company”). We are in receipt of your letter dated October 19, 2007 regarding the above referenced filing and the following are our responses:

Registration Statement Cover Page

1.
We note your response to our prior comment one. Your change, however, to rely on Rule 457(e) appears to be inappropriate. Please advise or revise. Additionally, the second sentence under the Calculate of Registration Fee table is confusing. Please revise.

Answer:	This section has been revised to rely on Rule 457(o). Also the second sentence has been revised to be more concise.

Management’s Discussion and Analysis or Plan of Operation
Results of Operations for the Three & Six Months Ended June 30, 2007 and 2006, page 21

2.
We reviewed your response to our prior comment two. We note you do not provide a discussion of all material changes in the results of operations from the six months ended June 30, 2006 to the six months ended June 30, 2007; specifically, you do not explain the change in professional fees and the change in consulting and sub-contracting expense. Please amend your filing to include these explanations. Reference is made to Item 303(b)(2) of Regulation S-B.

Answer:	This section has been revised to provide explain the change in professional fees and the change in consulting and sub-contracting expenses.

Report of Independent Registered Public Accounting Firm, pages F-9 and F-10

3.
We reviewed your response to our prior comment four. Your response did not address our comment in its entirety; thus, the comment will be partially reissued. We note you include opinions from your external auditors, which do not appear to be signed by your external auditors (i.e. /s/ auditor name.) Please amend your filing to include evidence that their opinions are signed.

Answer:	These consents have been revised to include evidence that their opinions are signed.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Gregg E. Jaclin
       GREGG E. JACLIN